

October 16, 2012

Via E-mail
Mr. Chris Thiris
Alumina Ltd
Chief Financial Officer
Level 12, IBM Centre
60 City Road
Southbank, Victoria 3006
Australia

> **Re: Alumina Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2011**
> **Filed April 25, 2012**
> **Response dated October 3, 2012**
> **File No. 001-10375**

Dear Mr. Thiris:

We have received your response and have further comments. In some of our comments, we may ask you to confirm proposed modifications to your future filings.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

1. We note your response to comment 1 stating that you did not have the requested proven and/or probable reserve information as you prepared your FYE 2011 filing, but you anticipate this information may be available for your FYE 2012 filing. Please confirm you will include all your proven and/or probable reserves in your FYE 2012 Form 20-F filing.

2. In your response to comment 2 your indicate Industry Guide 7 does not require production disclosure and you may provide this production information in your FYE 2012 filing. Production information is required by Regulation S-K, Instructions to Item 102, Part 3 and not Industry Guide 7. Please confirm you will disclose your annual production information in the form requested in your FYE 2012 Form 20-F filing.

3.   We note your response to comment 3 stating that you will disclose additional ownership and mineral rights information for your significant AWAC properties in your FYE 2012 filing. Please confirm you will include a discussion of your mineral rights and the related/requested disclosure for your material properties in your FYE 2012 Form 20-F.

4.   In your response to comment 5 you reference previous filings which included your property maps and these maps have not changed materially. Please file these property maps with each annual filing and confirm you include these maps in your FYE 2012 Form 20-F.

        You may contact George Schuler, Mining Engineer, at (202) 551-3718 with questions about the engineering comments. Please contact John Reynolds, Assistant Director at (202) 551-3790 or me at (202) 551-3871 with any other questions.

                          Sincerely,

                          /s/Tia L. Jenkins

                          Tia L. Jenkins
                          Senior Assistant Chief Accountant
                          Office of Beverages, Apparel, and Mining